Filed by Andeavor Logistics LP
(Commission File No. 001-35143)
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company:
Western Refining Logistics, LP
(Commission File No.: 001-36114)

The following presentation was provided by Andeavor Logistics LP at the 2017 Citi One-on-One MLP / Midstream Infrastructure Conference in Las Vegas, Nevada on August 16, 2017.

MLP Merger and Financial Repositioning of Andeavor Logistics Citi 1x1 MLP/Midstream Infrastructure Conference August 2017

Forward Looking Statements This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Words such as “may,” “will,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the proposed acquisition by Andeavor Logistics of WNRL, synergies and the shareholder value to result from the combined company, and the proposed buy-in of Andeavor Logistics’ incentive distribution rights by Andeavor in exchange for common units of Andeavor. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the risk that the proposed transactions do not occur, expected timing and likelihood of completion of the proposed transactions, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed acquisition that could reduce anticipated benefits or cause the parties to abandon the transactions, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could cause the parties to abandon the transactions, risks related to disruption of management time from ongoing business operations due to the proposed transactions, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Andeavor Logistics’ common units, WNRL’s common units or Andeavor’s common stock, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Andeavor Logistics, WNRL and Andeavor to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, the risk of the amount of any future distribution Andeavor Logistics may pay, and other factors. All such factors are difficult to predict and are beyond Andeavor Logistics’ or Andeavor’s control, including those detailed in Andeavor Logistics’ annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at http://andeavorlogistics.com/ and on the SEC’s website at http://www.sec.gov, those detailed in WNRL’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on WNRL’s website at http://www.wnrl.com and on the SEC website at http://www.sec.gov and those detailed in Andeavor’s website at http://andeavor.com and on the SEC’s website at http://www.sec.gov. Andeavor Logistics’, WNRL’s and Andeavor’s forward-looking statements are based on assumptions that Andeavor Logistics, WNRL and Andeavor believe to be reasonable but that may not prove to be accurate. Andeavor Logistics, WNRL and Andeavor undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. 1

• Growth-oriented, full-service and diversified midstream company • Targets at least $1 billion of annual growth investments, with exposure to the highly attractive Permian Basin • Enhances capital structure and improves cost of capital to support sustainable, long-term growth – Targets metrics of: ✓ Annual distribution growth rate of 6% or greater ✓ Distribution coverage of approximately 1.1x ✓ Debt-to-EBITDA at or below 4.0x by end of 2017 – Significantly reduces need for new public equity issuances – Expected to be accretive to distributable cash flow by second half 2019 • Transparent value for Andeavor, who will own approximately 59% of Andeavor Logistics valued at $6.1 billion1 2 Andeavor Logistics Repositioned for Long-Term, Sustainable Growth 1. Assumes 34 million current ANDX common units owned by Andeavor, 78 million newly issued units from IDR Buy-In and approximately 15 million newly issued units from the Merger for a total ownership of approximately 127 million ANDX common units. Based on Andeavor Logistics closing price on August 11, 2017

3 Transaction Overview ANDX / WNRL Merger • Andeavor Logistics to acquire WNRL in a unit-for-unit transaction for a total enterprise value of $1.8 billion, including net debt of approximately $310 million, representing 8.6x estimated 2018 EBITDA1 − 0.5233x exchange ratio for WNRL public unitholders, representing a 6.4% premium to WNRL’s previous closing price − 0.4639x effective exchange ratio2 for Andeavor representing no premium to the exchange ratio on April 13, 2017, one trading day prior to ANDX’s initial 13D filing − 0.4921x effective blended exchange ratio IDR Buy-In • Andeavor Logistics to issue 78.0 million ANDX common units to Andeavor in exchange for the cancellation of Andeavor Logistics’ IDRs − Total equity value of $3.8 billion, representing 13.1x 2018 GP/IDR multiple3 based on previous closing day price − Total equity value of $4.0 billion, representing 14.0x 2018 GP/IDR multiple3 based on 30 day VWAP • Pro forma Andeavor ownership of approximately 59% of ANDX’s common units; retains non-economic general partner interest post-transaction Distribution Waiver • Andeavor also agreed to increase existing distribution waivers in 2017-2019 by $60 million to $160 million, consisting of: − $50 million in 2017 (no change) − $60 million in 2018 ($10 million increase) − $50 million in 2019 ($50 million increase) Timing/Closing Conditions • Both transactions expected to close in fourth quarter 2017 • Merger is subject to customary closing conditions, including regulatory and approval from holders of majority of the WNRL units 1. 2018 estimated net earnings of $96 million and EBITDA of $226 million for WNRL less $22 million of 2018 WNRL GP/IDR distributions 2. Effective exchange ratio achieved through Andeavor agreeing to cancel 3.6 million of its WNRL units 3. 2018 estimated GP/IDR distributions of $287 million for ANDX and WNRL, combined, and excludes distribution waivers

4 Increased Scale and Geographic Diversity Martinez Kenai Anacortes Dickinson Mandan St. Paul Park Los Angeles Salt Lake City Gallup El Paso San Antonio Kenai ANDX WNRL Pro Forma Pipeline Miles 5,800+ 705 6,500+ Storage (MMBLS) 26 12 38 Terminals 32 10 42 Processing Capacity (MMcf/d) 1,600+ - 1,600+

5 Near-Term Organic Growth CAPEX Opportunities Current two-year organic growth backlog of $800 to $900 million2 Martinez Kenai Anacortes Dickinson Mandan St. Paul Park Los Angeles Salt Lake City Gallup El Paso San Antonio Kenai 4 Vermillion Compression $15 - $20 Million 7 Conan Crude Oil Pipeline1 $225 Million 1 North Dakota Gathering $25 - $45 Million 6 LA Refinery Interconnect Pipeline System1 $150 Million 2 1 2 Carson Crude Terminal $140 - $160 Million 3 3 6 Natural Gas and NGLs Optimization $140 - $150 Million 5 5 7 Stockton Rail Offloading $15 - $20 Million 4 1. Expected to be funded and/or acquired at cost 2. Includes other discrete projects of $100 to $125 million

Strategic Position in the Permian Basin

- Attractive entry by Andeavor Logistics into Permian Basin
- Capture organic growth with full-service offering
- Optimize refinery supply with new pipeline opportunities
- Enhance logistics system value with Andeavor supply and trading opportunities
- Pursue select acquisitions that enhance existing pipeline and storage system
- Execute drop downs of existing assets
- Andeavor's recently announced Conan Crude Oil Pipeline indicative of growth opportunities



San Juan Basin
Gallup
AZ
NM
Permian Basin
Midland
Wink
TX
El Paso
Delaware Basin
McCarney
Refinery
Pipeline
ANDV Bobcat Pipeline
Third Party Pipeline
Four Corners System
TexNew Mex System
Delaware Basin System
West Texas System

Select Assets	Capacity
Refining Capacity (MBD)	160
Mainline Movements (MBD)	229
Gathering and Truck Offloading (MBD)	149
Pipeline Tank Storage (MMBLS)	1.0

6

7 Robust Drop Down Portfolio of Qualified Assets Drop down portfolio of at least $750 million of estimated EBITDA1 Refinery tankage, rail loading and unloading, truck racks, refinery gate pipelines and petroleum coke handling Assets Under Development Wholesale Fuels Business Refinery Infrastructure Logistics Assets Product terminals, transportation pipelines, marine facilities and terminal storage Vancouver Energy and Mixed Xylenes Project Fixed-fee per gallon service contracts with no commodity exposure Description At Least $150 Million Estimated EBITDA1 At Least $200 Million At Least $150 Million At Least $250 Million 1. Contributions from the drop down portfolio of assets is a target established by management. We believe this target best approximates EBITDA. We are unable to provide a reconciliation of this forward- looking estimate to net earnings without unreasonable effort. The information needed to make a reasonable reconciliation of this EBITDA estimate is highly dependent upon future events, which may be uncertain or outside our control, and information that cannot be estimated with reasonable accuracy at this time, including exact composition of assets subject to drop down assets, timing of the transactions, and unknown financing terms.

901 1,353 2,970 1,227 1,742 2012 2013 2014 2015 2016 ($ in millions) 5 year average of $1.6 billion 8 Strong Track Record of Over $1.0 Billion in Annual Investments Acquisitions Drop Downs Organic

Continue to efficiently grow logistics business and reduce MLP cost of capital • 6% or greater starting in third quarter 2017 Create a sustainable, long-term structure for logistics business Annual Distribution Growth Efficient access to capital Enhance MLP positioning and trading Preserve distribution coverage Achieve investment grade credit rating Distribution Coverage External Capital • Distribution coverage of approximately 1.1x Leverage • Debt-to-EBITDA at or below 4.0x by end of 2017 • Reduces need for public equity issuances Strategic Principles Financial Objectives 9 Financial Principles Support Growth and Value Creation Accretion • Expect to achieve DCF accretion by second half 2019

• Enhances competitiveness through lower cost of equity • Reduces reliance on public equity issuances • Establishes better credit metrics to support a continued commitment to achieve investment grade – Lowers potential debt financing costs – Longer maturity – Greater liquidity and access • Maintains strong alignment between Andeavor and Andeavor Logistics 12.2% 8.0% Current Pro Forma Andeavor Logistics Cost of Equity1 1. Assumes equity cost of capital is equal to current annualized distribution yield grossed up by current percentage of cash flow to GP based on latest annualized quarterly distribution. Unit price and distribution information as of August 11, 2017 Potential 420 bps Improvement 10 Enhanced Capital Structure and Improved Cost of Capital Current Potential IG Andeavor Logistics Cost of Debt Potential 75 – 125 bps Improvement

11 • Simplified corporate structure and alignment of ownership interests • More transparent value • Supports Andeavor’s overall strategy – Furthers ability to grow logistics business – Greater opportunity to increase capture of third-party revenue – Lowers cost of capital to support Andeavor’s growth and value creation Andeavor Ownership1 ($ in billions) More Alignment and Transparent Value for Andeavor 1. Assumes 34 million current ANDX common units owned by Andeavor, 78 million newly issued units from IDR Buy-In and approximately 15 million newly issued units from the Merger for a total ownership of approximately 127 million ANDX common units 2. ANDX consensus price target of $60.68 per unit as of August 11, 2017 $6.1 $6.6 $7.4 Pre- Deal Previous Close Price Pro Forma Previous Close Price Pro Forma 30- Day VWAP Pro Forma Consensus Price Target ANDX WNRL IDRs 2

Andeavor Logistics Pro Forma Guidance and Key Metrics 12 Target Metrics Annual Distribution Growth • 6% or greater Distribution Coverage Ratio • Approximately 1.1x Debt-to-EBITDA • At or below 4.0x by the end of 2017 Pro Forma 2018 Outlook¹ Net Earnings • $625 million – $725 million EBITDA • $1.2 billion – $1.3 billion 1. Assumes closing in fourth quarter 2017. Assumes $10mm in pre-tax synergies Growth Annual Investments • At least $1 billion Organic Growth and Acquisitions – At least $500 to $600 million Drop Downs – Potential $400 to $500 million

13 Delivering Significant Value • Significant value proposition for all stakeholders • Greater organic growth opportunities across the combined geographic footprint • Robust drop down portfolio of qualified assets • Enhanced distribution growth, distribution coverage and credit metrics • Simplified capital structure and improved cost of capital • Better alignment and more transparent value of all ownership interests

Andeavor Appendix 14

Non-GAAP Financial Measures 15 Expected 2018 Combined Pro Forma WNRL Projected Net Earnings $ 675 $ 96 Add: Projected Depreciation and Amortization 325 90 Add: Projected Interest Expense 250 40 Projected EBITDA1 $ 1,250 $ 226 1 When a range of estimated EBITDA has been disclosed, we have included the EBITDA reconciliation for the mid-point range.

Important Information No Offer or Solicitation: This communication relates to a proposed business combination between WNRL and Andeavor Logistics and a proposed transaction between Andeavor Logistics and Andeavor. This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where to Find It: Andeavor Logistics and WNRL intend to file a registration statement on Form S-4, containing a consent statement/prospectus (the “S-4”) with the SEC. This communication is not a substitute for the registration statement, definitive consent statement/prospectus or any other documents that Andeavor Logistics, WNRL or Andeavor may file with the SEC or send to unitholders in connection with the proposed transaction. UNITHOLDERS OF ANDEAVOR LOGISTICS AND WNRL AND SHAREHOLDERS OF ANDEAVOR ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FORM S-4 AND THE DEFINITIVE CONSENT STATEMENT/PROSPECTUS INCLUDED THEREIN IF AND WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. When available, investors and security holders will be able to obtain copies of these documents, including the consent statement/prospectus, and any other documents that may be filed with the SEC with respect to the proposed transactions free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Andeavor Logistics will be made available free of charge on Andeavor Logistics’ website at http://andeavorlogistics.com/ or by contacting Andeavor Logistics’ Investor Relations Department by phone at (210) 626-7202. Copies of documents filed with the SEC by WNRL will be made available free of charge on WNRL’s website at http://www.wnrl.com or by contacting WNRL’s Investor Relations Department by phone at (602) 286-1533. Copies of documents filed with the SEC by ANDV will be made available free of charge on ANDV’s website at http://www.andeavor.com or by contacting ANDV’s Investor Relations Department by phone at (210) 626-4757. Participants in the Solicitation Relating to the Merger Andeavor Logistics, WNRL, Andeavor and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of consent from the unitholders of WNRL in connection with the proposed transaction. Information about the directors and executive officers of the general partner of Andeavor Logistics is set forth in Andeavor Logistics’ Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 21, 2017. Information about the directors and executive officers of the general partner of WNRL is set forth inWNRL’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on March 1, 2017. Information about the executive officers of Andeavor is set forth in Andeavor’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 21, 2017. Information about the directors of Andeavor is set forth in Andeavor’s Definitive Proxy Statement on Schedule 14A for its 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 22, 2017. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the consent statement/prospectus and other relevant materials to be filed with the SEC when they become available. 16